Exhibit 18

The Allstate Corporation
2775 Sanders Road
Northbrook, Illinois 60062

Dear Sirs/Madams:

At your request, we have read the description included in your Quarterly Report on Form 10-Q to the Securities and Exchange Commission for the quarter ended March 31, 2019, of the facts relating to the Company's election to change its principles of accounting for defined benefit pension and other postretirement benefit plan costs during 2019. Note 1 to such financial statements contains a description of your adoption of the changes in accounting principles for recognizing actuarial gains and losses for all pension and postretirement benefit plans from a corridor amortization method to immediate recognition and for determining the market-related value of plan assets for all pension plans from a calculated value method to a fair value method. We believe, on the basis of the facts so set forth and other information furnished to us by appropriate officials of The Allstate Corporation, that the accounting changes described in your Form 10-Q are to alternative accounting methods that are preferable under the circumstances.

We have not audited any consolidated financial statements of The Allstate Corporation and its subsidiaries as of any date or for any period subsequent to December 31, 2018. Therefore, we are unable to express, and we do not express, an opinion on the facts set forth in the above-mentioned Form 10-Q, on the related information furnished to us by officials of The Allstate Corporation, or on the financial position, results of operations, or cash flows of The Allstate Corporation and its subsidiaries as of any date or for any period subsequent to December 31, 2018.

Yours truly,
/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
May 1, 2019